Filed Pursuant to Rule 424(b)(3)

Registration No. 333-132475

PROSPECTUS SUPPLEMENT

TO PROSPECTUS DATED MARCH 31, 2006

MELLON FINANCIAL CORPORATION

21,484 SHARES OF COMMON STOCK

($0.50 par value)

This prospectus supplement to the prospectus dated March 16, 2006 relating to offers and sales from time to time by Merrill Lynch International as described under “Plan of Distribution” of up to 21,484 shares of common stock, of Mellon Financial Corporation. The selling shareholder received these shares from us under a purchase agreement dated as of April 3, 2006, which we refer to as the purchase agreement. We agreed to register these shares of our common stock for resale by the selling shareholder. The selling shareholder will receive all of the proceeds from sales of shares of our common stock covered by this prospectus supplement, and we will not receive any of the proceeds.

Our common stock trades on the New York Stock Exchange, which we refer to as the NYSE, under the trading symbol “MEL.” On June 29, 2006, the closing price of our common stock on the NYSE was $34.54 per share.

The selling shareholder may sell the shares at various times and in various types of transactions. See “Plan of Distribution.” The prices at which the shares may be sold, and any commissions paid in connection with any sale, may vary from transaction to transaction. We understand that the Securities and Exchange Commission, which we refer to as the SEC, may, under certain circumstances, consider persons reselling any shares of our common stock and dealers or brokers handling a resale of shares of our common stock to be “underwriters” within the meaning of the Securities Act of 1933.

Neither the Securities and Exchange Commission, any state securities commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price (1)	Amount of Registration Fee(2)
Common Stock, par value $0.50 per share, together with any associated preferred stock rights	$729,812	$78.09
(1)	Estimated for purposes of calculating the registration fee in accordance with Rule 457 (c) under the Securities Act based upon the average of the high and low price of common stock on June 28, 2006.
(2)	Calculated in accordance with Rule 457(r) under the Securities Act. Fee was deferred in reliance on Rule 456(b).

The date of this prospectus supplement is June 30, 2006.

THE PURCHASE AGREEMENT

We have entered into an agreement, with Merrill Lynch International, referred to Merrill Lynch, or selling shareholder, under which we purchased from Merrill Lynch 1,000,000 shares of our outstanding common stock at a price equal to the closing price defined in the purchase agreement, subject to later adjustments.

Under the agreement, any additional amount payable by us to Merrill Lynch as a result of such later adjustments may be paid under specified circumstances through our issuance to Merrill Lynch of shares of our common stock. Under these provisions, we have issued 21,484 shares of our common stock to Merrill Lynch. This prospectus supplement covers the resale of all shares issued by us to Merrill Lynch under the agreement.

Under the terms of the agreement, we agreed to register resale of the shares of our common stock issued to Merrill Lynch by us under the agreement.

In addition, under the agreement, we agreed to indemnify Merrill Lynch against certain liabilities, including liabilities to which Merrill Lynch may become subject arising out of a breach of any representations, warranties or covenants made by us under the purchase agreement, and to provide reimbursement for expenses incurred in connection with any such action, or proceeding. We will not indemnify for any liability resulting from the willful misconduct, gross negligence or fraud of Merrill Lynch.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock is listed and traded on the NYSE under the symbol MEL. The following table sets forth for the periods indicated the high and the low sales prices of our common stock, as reported on the NYSE Composite Tape, and the cash dividends declared per share for the periods indicated.

	Sales Price Per Share		Dividends Per Share
	High	Low
2004
First Quarter	$34.13	$30.09	$.16
Second Quarter	32.75	27.06	.18
Third Quarter	29.50	26.90	.18
Fourth Quarter	31.62	26.47	.18
2005
First Quarter	31.24	27.83	.18
Second Quarter	29.00	26.40	.20
Third Quarter	33.18	28.25	.20
Fourth Quarter	35.15	30.31	.20
2006
First Quarter	37.22	34.11	.20
Second Quarter (through June 29)	38.79	33.95	.22

See the cover page of this prospectus supplement for the last sales price of our common stock reported on the NYSE Composite Tape as of a recent date.

Dividends on our common stock will be determined in light of our results of operations, financial condition, regulatory constraints and other factors deemed relevant by our board of directors. Payments of dividends on our common stock may be subject to any preferential rights under any of our preferred stock that may be outstanding from time to time. See “Description of Capital Stock” below.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of common stock by the selling shareholder. All proceeds from the sale of the shares of common stock will be received by the selling shareholder.

SELLING SHAREHOLDER

The following table provides information about the beneficial ownership of our common stock by the selling shareholder as of the date of this prospectus supplement, including the name of the selling shareholder, the number of shares of common stock beneficially owned by the selling shareholder, the number of shares of common stock being offered for sale by the selling shareholder and the number of shares to be beneficially owned by the selling shareholder after the completion of the offering. Affiliates of the selling shareholder perform investment banking services for us from time to time in the ordinary course of business. The information provided in the table below with respect to the selling shareholder has been obtained from the selling shareholder, and we have not sought to verify this information.

Name of Selling Shareholder	Number of Shares of Common Stock Beneficially Owned by the Selling Shareholder Prior to the Offering (1)(2)	Number of Shares of Common Stock Offered (1)	Shares Beneficially Owned After Offering(1)
Merrill Lynch International	21,484	21,484	-0-

(1)	As described above, we have issued 21,484 shares of our common stock to the selling shareholder pursuant to the agreement.
(2)	Affiliates of the selling shareholder also may hold long or short positions in shares of our common stock in the ordinary course of their trading, dealing, brokerage and related securities activities.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock is 800,000,000 shares of common stock, par value $.50 per share, and 50,000,000 shares of preferred stock, par value $1.00 per share. As of March 31, 2006, 413,555,094 shares of our common stock were issued and outstanding, and no shares of our preferred stock were issued and outstanding.

The following discussion describes certain provisions of our restated articles of incorporation, as amended, and our shareholder protection rights agreement, as amended.

Common Stock

Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of any funds legally available for dividends. Holders of our common stock are also entitled, upon our liquidation, and after satisfaction of claims of creditors and any class or series of preferred stock outstanding at the time of liquidation, to receive pro rata our net assets. We pay dividends on our common stock only if we have paid or provided for all dividends on any outstanding series of preferred stock, for the then current period and, in the case of any cumulative preferred stock, all prior periods.

Our preferred stock will have preference over our common stock with respect to the payment of dividends and the distribution of assets in the event of our liquidation or dissolution. Our preferred stock also has such other preferences as may be fixed by our board of directors.

Holders of our common stock are entitled to one vote for each share that they hold and are vested with all of the voting power except as our board of directors may provide with respect to any class or series of preferred stock that our board of directors may hereafter authorize. See “Preferred Stock.” Shares of our common stock are not redeemable, and have no subscription, conversion or preemptive rights.

Our common stock is listed on the New York Stock Exchange. Outstanding shares of our common stock are validly issued, fully paid and non-assessable. Holders of our common stock are not, and will not be, subject to any liability as shareholders.

Shareholder Protection Rights Agreement

In 1996, we declared, payable October 31, 1996, a dividend of one right for each outstanding share of common stock, or shares issued thereafter prior to the occurrence of a triggering event, pursuant to a Shareholder Protection Rights Agreement. On October 19, 1999, we amended and restated the Agreement.

The rights are not currently exercisable, trade only with the common stock and are evidenced only by the common stock. The rights would separate and become exercisable only when:

•	a person or group acquires 15% or more of our common stock; or

•	ten days after a person or group commences a tender offer that would result in ownership of 15% or more of our common stock.

At that time, each right would entitle the holder to purchase for $135 one one-hundredth of a share of participating preferred stock, which is designed to have economic and voting rights generally equivalent to one share of common stock.

Should a person or group actually acquire 15% or more of our common stock, each right held by the acquiring person or group or their transferees would become void and each right held by our other shareholders would entitle those holders to purchase for the exercise price a number of shares of our common stock having a market value of twice the exercise price.

At any time after a person or group has become a 15% beneficial owner and acquired control of our Board of Directors, if we are involved in a merger or similar transaction or sale of assets to any person or group, each outstanding right would then entitle its holder to purchase for the exercise price a number of shares of such other company having a market value of twice the exercise price. In addition, if any person or group acquires 15% or more of our common stock, we may at our option and to the fullest extent permitted by law, exchange one share of our common stock for each outstanding right.

The rights are not exercisable until the above events occur and will expire on October 31, 2006, unless earlier exchanged or redeemed by us. We may redeem the rights for one cent per right under certain circumstances.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

Restrictions on Ownership

The Bank Holding Company Act requires any “bank holding company,” as defined in the Bank Holding Company Act, to obtain the approval of the Federal Reserve Board prior to the acquisition of 5% or more of our common stock. Any person, other than a bank holding company, is required to obtain prior approval of the Federal Reserve Board to acquire 10% or more of our common stock under the Change in Bank Control Act. Any holder of 25% or more of our common stock, or any other holder that otherwise exercises a “controlling influence” over us, is subject to regulation as a bank holding company under the Bank Holding Company Act.

Pennsylvania Anti-Takeover Law and Certain Articles of Incorporation and By-law Provisions

Under Pennsylvania law, we may not at any time engage, except in certain instances, in any business combination with any interested shareholder (a beneficial owner of more than 20% of the outstanding stock entitled to elect directors or an affiliate or associate of us who at any time within the previous five years was the beneficial owner of more than 20% of our outstanding stock entitled to elect directors, excluding, in each case, shares held continuously since January 1, 1983) other than a business combination (i) approved by our board of directors prior to the interested shareholder’s share acquisition date (or where the interested shareholder’s acquisition of shares was previously approved), (ii) approved by the affirmative vote of all of the holders of the outstanding common stock, (iii) approved by holders of a majority of the voting shares (excluding the shares held by the interested shareholder or any associate or affiliate thereof) at a meeting called for such purpose, no earlier than three months after the interested shareholder becomes the beneficial owner of at least 80% of our voting shares if the consideration payable to our shareholders in the business combination complies with certain fair price conditions specified by Pennsylvania law, (iv) approved by a majority of the votes of the shareholders entitled to vote (excluding the shares held by the interested shareholder or any associate or affiliate thereof) at a meeting called for such purpose not earlier than five years after the interested shareholder’s share acquisition date or (v) approved by a majority of the votes of the shareholders entitled to vote at a meeting called for such purpose not earlier than five years after the interested shareholder’s share acquisition date, if the business combination complies with certain fair price conditions specified by Pennsylvania law. The statute does not apply to business combinations with an interested shareholder who was the beneficial owner of at least 15% of our voting stock on March 23, 1988 and remains so to the share acquisition date of the interested shareholder.

Pennsylvania law requires any person who acquires the direct or indirect power to control the vote of at least 20% of the outstanding voting interests in us, to pay any other shareholder who exercises his rights under such law an amount equal to the fair value of the voting shares held by such other shareholder as of the date of the transaction pursuant to which the control person gained such control. Under legislation enacted in February 2006, shares acquired from us in a transaction exempt from securities registration do not count toward such 20% threshold

In addition, under our articles of incorporation and by-laws we have:

•	A staggered board of directors so that it would take three successive annual meetings to replace all of our directors;

•	Advance notice requirements for shareholder proposals and nominations;

•	No provision permitting less than unanimous shareholder action through written consent;

•	A requirement that special meetings of shareholders be called only by our Chairman, Chief Executive Officer, President, or board of directors;

•	Limitations on the ability of shareholders to amend, alter or repeal the by-laws;

•	Authority in the board of directors to issue, without shareholder approval, our preferred stock on the terms as our board of directors may determine; and

•	Limitations on the ability of shareholders to remove directors.

During 2006, our Board of Directors and Robert P. Kelly, our new Chairman, President and Chief Executive Officer, will conduct a through review of all our corporate governance arrangements that relate to unsolicited takeover efforts. Our Board of Directors and Mr. Kelly believe that it is important that this review be thorough and that an appropriate amount of time needs to be allocated to the process. The Board has determined, however, that regardless of any other results of this review and analysis, it will propose as a management proposal to the shareholders for a vote at the 2007 annual meeting of shareholders and recommend in favor of an amendment to the By-Laws to declassify the Board of Directors. Once fully phased in and with the phase-in beginning with the election of directors in 2007, the entire Board of Directors will stand for election at each annual meeting.

Preferred Stock

Our articles of incorporation permit our board of directors to authorize the issuance of up to 50,000,000 shares of preferred stock, par value $1.00 per share, in one or more series.

Our board of directors can divide the preferred stock into series and determine the designation and the rights and preferences of each series. Therefore, without shareholder approval, our board of directors can authorize the issuance of preferred stock with voting, conversion and other rights that could dilute the voting power and other rights of our common stockholders. None of our preferred stock is currently outstanding.

Shares of preferred stock outstanding may have preference over and be senior to the rights of our common stock with respect to the payment of dividends and the distribution of assets if we dissolve, liquidate or wind up our affairs.

PLAN OF DISTRIBUTION

The selling shareholder may sell from time to time the shares of our common stock listed under “Number of Shares of Common Stock Offered” in the “Selling Shareholder” table above. Sales by the selling shareholder may be made on the NYSE or other securities exchanges on which our common stock is traded, in the over-the-counter market or otherwise. The timing and amount of sales will likely depend on market conditions and other factors. The sale prices may be market prices prevailing at the time of sale, negotiated prices or fixed prices. Sales may involve:

•	sales to underwriters who will acquire shares for their own account and resell them;

•	cross or block transactions in which a broker or dealer will attempt to sell the shares as agent but may purchase and resell a portion of the block as principal to facilitate the transaction;

•	purchases and resales by a broker or dealer as principal for its own account;

•	an exchange distribution in accordance with the rules of any stock exchange;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers;

•	means other than established trading markets, including direct sales of the shares to purchasers or sales of the shares effected through agents;

•	transactions in options, swaps or other derivatives that may not be listed on an exchange;

•	the creation or settlement of hedging transactions;

•	privately negotiated transactions; or

•	transactions to cover short sales.

Brokers and dealers may receive compensation from the selling shareholder or purchasers of shares, or both, in connection with these transactions, and this compensation may be in excess of customary commissions. The selling shareholder and any other person that participates in the distribution of these shares may be deemed to be underwriters under the Securities Act.

If the selling shareholder engages an underwriter in connection with the sale of the shares, to the extent required, this prospectus supplement will be supplemented to describe the number of shares being offered and the terms of the offering, including the names of the underwriters, the public offering price, and any compensation to underwriters, dealers or agents.

LEGAL MATTERS

The validity of the shares of common stock offered hereby has been passed upon for Mellon by Carl Krasik, Associate General Counsel and Secretary for Mellon. Mr. Krasik also is a shareholder of Mellon and holds options to purchase additional shares of common stock of Mellon.

21,484 SHARES

MELLON FINANCIAL CORPORATION

COMMON STOCK

PROSPECTUS SUPPLEMENT

TO PROSPECTUS DATED MARCH 16, 2006

June 30, 2006